UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

BOISE INC.

(Name of Subject Company)

BOISE INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09746Y105

(CUSIP Number of Class of Securities)

Karen E. Gowland

Senior Vice President, General Counsel and Secretary

Boise Inc.

1111 West Jefferson Street, Suite 200

Boise, Idaho 83702-5388

(208) 384-7000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Margaret A. Brown

Skadden, Arps, Slate, Meagher & Flom LLP

One Beacon Street

Boston, Massachusetts 02108

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2013 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Bee Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Packaging Corporation of America (“Parent”), to purchase all of the outstanding shares (the “Shares”) of common stock of Boise Inc., par value $0.0001 per share, at a purchase price of $12.55 per Share, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 26, 2013, and the related Letter of Transmittal, each of which is attached to the Schedule TO filed by Parent and Purchaser with the SEC on September 26, 2013.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following text to the end of the section entitled “Additional Information—Certain Litigation Related to the Offer”:

“On October 15, 2013, all defendants, including the Company, Parent and Purchaser, entered into a memorandum of understanding (the “MOU”) with the plaintiffs to settle the Consolidated Action. Pursuant to the terms of the MOU, the parties expect to execute a stipulation of settlement, which will be subject to approval by the Court of Chancery of the State of Delaware following notice to the Company’s stockholders. There can be no assurance that the settlement will be finalized or that the Court of Chancery of the State of Delaware will approve the settlement. The settlement terms provide that the Consolidated Action will be dismissed with prejudice as to all defendants, if and when the Court of Chancery of the State of Delaware approves the settlement. Further, without agreeing that any of the claims in the Consolidated Action have merit or that any supplemental disclosure was required under any applicable statute, rule, regulation or law, the Company has agreed pursuant to the settlement terms to make certain additional disclosures concerning the Offer as reflected in Amendment No. 3 to the Schedule 14D-9 filed with the SEC on October 15, 2013, which supplement the information provided in the Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BOISE INC.

By:	/s/ Karen E. Gowland
Name:	Karen E. Gowland
Title:	Senior Vice President,
General Counsel and Secretary

Dated: October 16, 2013